UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46005L101
(CUSIP Number)
9480 S.  Dixie Hwy
Miami, FL  33156
Attn: Robert Lisy
Chief Executive Officer and President
(305) 671-8000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
SPC Intermex, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,869,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,869,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 1,869,591 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital, LLC (“Stella Point Capital”) is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on 37,875,372 shares of Common Stock of the Issuer outstanding as of August 4, 2022, reported by Issuer on its Quarterly Report on Form 10-Q for the period ended June 30, 2022.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
SPC Intermex GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,869,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,869,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 1,869,591 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on 37,875,372 shares of Common Stock of the Issuer outstanding as of August 4, 2022, reported by Issuer on its Quarterly Report on Form 10-Q for the period ended June 30, 2022.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
Stella Point Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,869,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,869,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 1,869,591 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on 37,875,372 shares of Common Stock of the Issuer outstanding as of August 4, 2022, reported by Issuer on its Quarterly Report on Form 10-Q for the period ended June 30, 2022

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
Adam Godfrey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,869,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,869,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 1,869,591 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey and Justin Wender are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on 37,875,372 shares of Common Stock of the Issuer outstanding as of August 4, 2022, reported by Issuer on its Quarterly Report on Form 10-Q for the period ended June 30, 2022

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
Justin Wender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,869,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,869,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 1,869,591 shares of Common Stock shares held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Justin Wender and Adam Godfrey are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Justin Wender and Adam Godfrey may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on 37,875,372 shares of Common Stock of the Issuer outstanding as of August 4, 2022, reported by Issuer on its Quarterly Report on Form 10-Q for the period ended June 30, 2022.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
SPC Intermex Representative LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,869,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,869,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 1,869,591 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex Representative LLC is a party to the Shareholders Agreement as an Intermex Representative (as defined in the Shareholders Agreement) and may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(2)	Based on 37,875,372 shares of Common Stock of the Issuer outstanding as of August 4, 2022, reported by Issuer on its Quarterly Report on Form 10-Q for the period ended June 30, 2022.

Introductory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.0001 per share of International Money Express, Inc. (f/k/a FinTech Acquisition Corp. II) (the “Issuer”). This Amendment amends the Original Schedule 13D filed with the Securities and Exchange Commission on August 7, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on September 16, 2019 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on October 7, 2020 (“Amendment No. 3”) and  Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on November 5, 2020 (“Amendment No. 4”) by SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC,  a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey and Justin Wender, and in the case of Amendment No. 1, Amendment No. 2 and Amendment No. 3, also by FinTech LLC, a Delaware limited liability company, DGC Family FinTech Trust, a Florida trust, Cohen Sponsor Interests II, LLC, a Delaware limited liability company, Cohen and Company, LLC, a Delaware limited liability company, Hawk Time Enterprises LLC, a Delaware limited liability company, Robert Lisy Family Revocable Living Trust, a Florida trust, Robert Lisy, Daniel Cohen, Hepco Family Trust, a New York trust, Betsy Cohen, Swarthmore Trust of 2016, a Pennsylvania trust, James J. McEntee, III, C.A.R. Holdings, LLC, a Delaware limited liability company, Darrell Ebbert, Jose Perez-Villarreal, Eduardo Azcarate, Randall Nilsen, William Velez, Jeremy Kuiper, Shami Patel, Plamen Mitrikov and Solomon Cohen, and in the case of Amendment No. 1 and Amendment No. 2, also by Amanda Abrams.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and/or Amendment No. 4.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed on behalf of SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC, a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey and Justin Wender. Each of the foregoing is referred to as a “Reporting Person” in this statement.

As a result of the Shareholders Agreement, dated as of July 26, 2018, among the Issuer, SPC Intermex, certain of the Intermex legacy stockholders, and certain of FinTech’s original stockholders (as amended by the Shareholders Agreement Amendment, dated as of December 12, 2018, and as amended, supplemented or amended and restated from time to time, the “Shareholders Agreement”) the Reporting Persons could have been deemed to constitute a “group” within the meaning of rule 13d-5(b) under the Act. The Shareholders Agreement included a covenant obligating all parties thereto to jointly file this statement and any necessary amendments hereto.

On October 5, 2020, the Company, FinTech Investor Holdings II and SPC Intermex entered into a shareholders agreement waiver (the “Shareholders Agreement Waiver”), pursuant to which the obligation of each Reporting Person (other than SPC Intermex) to vote to elect and/or maintain in office as members of the Issuer’s board of directors the individuals nominated by SPC Representative was irrevocably and permanently waived.  As a result of the Shareholders Agreement Waiver, each of the Reporting Persons other than SPC Intermex, LP, SPC Intermex Representative LLC, SPC Intermex GP, LLC, Stella Point Capital, LLC, Adam Godfrey and Justin Wender have ceased to be reporting persons, which change in status was reported upon the filing of Amendment No. 3.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

In addition, the following persons are identified pursuant to Instruction C of Schedule 13D: Justin Wender and Adam Godfrey are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP. The sole member of SPC Intermex Representative LLC is SPC Intermex, LP.  Each of the foregoing is referred to as an “Instruction C Person” in this statement.

(c) The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above. In addition, Adam Godfrey and Justin Wender are directors of the Issuer.

(d) and (e) None of the Reporting Persons or Instruction C Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Reporting Person that is not a natural person is set forth in (a) above. Each Reporting Person who is a natural person and each Instruction C Person is a citizen of the United States.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On August 9, 2022, pursuant to that certain Share Repurchase Agreement, dated August 9, 2022 (the “Share Repurchase Agreement”), between SPC Intermex, LP (“Selling Stockholder”) and the Issuer, the Selling Stockholder  sold an aggregate of 1,172,485 shares of Common Stock to the issuer at a price of $23.50 per share in a negotiated transaction.  The Share Repurchase Agreement contains customary representations and warranties of the Issuer and the Selling Stockholder.  The foregoing description is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2022 and incorporated by reference herein.

On August 10, 2022, the Selling Stockholder executed multiple market transactions to sell an aggregate of 150,000 shares of Common Stock for prices ranging from $25.00 to $25.89, inclusive, with a weighted average price of $25.33 per share.

Other than as described above, each of the Reporting Persons reports that neither he, she or it nor, to his, her or its knowledge, any of the Instruction C Persons, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Original Schedule 13D, Amendment No.1, Amendment No.2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 is incorporated herein by reference.

(c) Transactions in shares of Common Stock by the Reporting Persons during the 60 days prior to the filing of this Amendment No. 5 to Schedule 13D are as follows:

(1)
On August 9, 2022, pursuant to the Share Repurchase Agreement, the Selling Stockholder  sold an aggregate of 1,172,485 shares of Common Stock to the Issuer in a negotiated transaction at a price of $23.50 per share.

(2)
On August 10, 2022, the Selling Stockholder executed multiple market transactions to sell an aggregate of 150,000 shares of Common Stock for prices ranging from $25.00 to $25.89, inclusive, with a weighted average price of $25.33 per share.

Except for the transactions described herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022

SPC INTERMEX, LP

By:	SPC Intermex GP, LLC, its General Partner

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

SPC INTERMEX GP, LLC

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/ Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

STELLA POINT CAPITAL, LLC

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/ Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

SPC INTERMEX REPRESENTATIVE LLC

By:	/s/ Adam Godfrey
	Name:	Adam Godfrey
	Title:	Authorized Signatory

By:	/s/ Justin Wender
	Name:	Justin Wender
	Title:	Authorized Signatory

/s/ Adam Godfrey
Adam Godfrey

/s/ Justin Wender
Justin Wender